06006960

AB 3/29/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23742

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.E. Gaye & Sons Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Jackson Ave.
(No. and Street)

Syosset, NY 11791
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher E. Gaye 516 921-4650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Don Angelo, CPA
(Name – *if individual, state last, first, middle name*)

22 Jericho Turnpike, Mineola, NY 11501
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 06 2006 E
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 2 2006 WASH, D.C. 152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher E. Gaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.E. Gaye & Sons Securities Ltd., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

JONATHAN A. MOORE
NOTARY PUBLIC, State of New York
No. [illegible]
Qualified in Nassau County
Commission Expires July 31, ~~19~~ 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ ~~(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Report on INternal Control Required by SEC Rule 17A5

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph A. Don Angelo
Certified Public Accountant
22 Jericho Turnpike
Mineola, New York 11501
516 742 0400 Fax 516 742 7719
e-mail joseph.donangelo@verizon.net

INDEPENDENT AUDITOR'S REPORT

C. E. Gaye and Sons Securities, Ltd.

We have audited the accompanying statement of financial condition of C. E. Gaye & Sons Securities, Ltd. (the Company) as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C. E. Gaye & Sons Securities, Ltd. as of December 31, 2005, and the results of their operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph A. Don Angelo

Mineola, New York
February 23, 2006

C. E. Gaye & Sons Securities Ltd.
Statement of Financial Condition
As of December 31, 2005

Assets

Current Assets:		
Cash and cash equivalents	$	29,537
Deposit-clearing organization		29,906
Marketable securities		57,100
Accounts receivable		19,644
Prepaid expenses		2,386
Total Current Assets		138,573
Other Assets:		
Security deposit		1,612
Total Other Assets		1,612
Total Assets	$	140,185

Liabilities and Stockholder's Equity

Current Liabilities:		
Accounts payable and accrued expenses	$	9,655
Taxes payable		300
Total Liabilities		9,955
Stockholder's Equity:		
Common Stock, no par value, 200 shares authorized; 20 shares issued and outstanding		105,688
Retained earnings		24,542
Total Stockholder's Equity		130,230
Total Liabilities and Stockholder's Equity	$	140,185

See auditor's report and notes to financial statements

C. E. Gaye & Sons Securities Ltd.
Statement of Income
For the Year Ended December 31, 2005

REVENUES:	
Commissions - clearing broker	$ 172,266
Commissions - mutual funds	127,240
Trading gains and losses	957
Interest	1,771
Other Income	135
Total Revenues	302,369
EXPENSES:	
Payroll and benefits	189,181
Communications	19,301
Auto	14,824
Commissions	11,912
Office Expense	9,758
Rent	9,341
Regulatory Fees	8,233
Advertising & Promotion	7,084
Professional Fees	5,611
Insurance	4,088
Travel & Entertainment	3,403
Other operating expenses	131
Total Expenses	282,867
Income Before Taxes	19,502
Provision for Income Taxes	4,639
Net Income	$ 14,863

See auditor's report and notes to financial statements

C. E. Gaye & Sons Securities Ltd.
Statement Of Changes in Stockholders Equity
For the Year Ended December 31, 2005

	Capital Stock			
	Common	Common	Retained	Total Stockholder's
Balance at	Shares	Amount	Earnings	Equity
January 1, 2005	20	$105,688	$9,679	$115,367
Net Income			14,863	14,863
Balance at December 31, 2005	20	$105,688	$25,542	$130,230

See auditor's report and notes to financial statements

C. E. Gaye and Sons Securities Limited
Statement of Cash Flows
For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$14,863
Adjustments to reconcile net cash provided by operating activities	
(Increase) decrease in operating assets:	
Deposit-Clearance Organization	68
Marketable Securities	(2,534)
Accounts Receivable	2,806
Prepaid expenses	565
Security deposit	(532)
Increase (decrease) operating liabilities:	
Accounts Payables and Accrued Expenses	(2,424)
Taxes Payable	300
Total Adjustments	(1,751)
Net cash provided by operating activities	13,112
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividend on Common Stock	0
Net cash used in financing activities	0
Increase in cash	13,112
Cash at beginning of the year	16,425
Cash at end of year	$29,537

See auditor's report and notes to financial statements.

C. E. Gaye & Sons Securities Ltd.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2005
Schedule 1

Net Capital		
Total Stockholder's Equity	$	130,230
Deductions		
Non-allowable Assets:		
Deposits		1,612
Pre-paid taxes		366
Pre-paid auto lease		2,020
		3,998
Net Capital before haircuts on security positions (tentative net capital)		126,232
Haircuts on securities		186
Net Capital	$	126,046
Aggregate indebtedness		
Items included in statement of financial condition:		
Total Liabilities	$	9,955
Total Aggregate Indebtedness	$	9,955
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	50,000
Excess net capital	$	76,046
Ratio: Aggregate indebtedness to net capital		0.08:1

See auditor's report and notes to financial statements

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. BUSINESS ORGANIZATION AND DESCRIPTION

C. E. Gaye & Sons Securities Ltd. is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. The corporation has 200 shares authorized and 20 shares outstanding. The corporation operates in 18 states; however the customer base is primarily the New York metropolitan area. In addition, there are approximately 8 international clients.

2. SIGNIFICANT ACCOUNTING POLICIES

a. Revenues and Expenses:

Commission income and related expenses from securities transactions have been recorded on a trade date basis. Other revenues and expenses are recognized on the accrual basis.

b. Office Furniture, Fixtures, Equipment & Leasehold Improvements

The cost of this property is treated as an expense within the limitation of Section 179 under the Internal Revenue Code. All fixed assets have been fully depreciated and have no book value.

c. Income Taxes

C. E. Gaye & Sons Securities, Ltd. elected to be taxed as a "C" corporation. The provision for income taxes for 2005 was Federal $2,823. New York State $1,816. At December 31, 2005 there was no liability for Federal taxes payable and $300 for New York State taxes payable.

d. Statement of Cash Flows

The corporation defines cash in the statement of cash flows as: cash in bank(s).

e. Use of estimates.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. SPECIAL RESERVE ACCOUNT FOR CUSTOMERS

C.E. Gaye & Sons Securities, Ltd. carries no customer accounts and does not process or safekeep customer funds or securities, and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. All accounts are carried by First Clearing LLC (8-35158).

4. EMPLOYEE BENEFIT PLAN-DEFINED CONTRIBUTION PLAN

C. E. Gaye & Sons Securities, Ltd. provide a simplified employee retirement plan (SEP) which covers an employee and corporate officers. The combined pension plan expense for 2005 was $17,276. It was funded in full in 2005.

5. COMMITMENTS AND CONTINGENCIES

C. E. Gaye & Sons Securities, Ltd. leases its office space under a lease agreement expiring November 1, 2007, requiring annual base rental payments of $13,416 plus adjustment for real estate tax increases. The Company also leases an automobile with an option to purchase for $20,525 at the end of the lease.

Minimum payments due under the lease agreements are as follows:

2006	$19,164
2007	$17,206
2008	$ 2,395

6. NET CAPITAL REQUIREMENTS

C. E. Gaye & Sons Securities, Ltd. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1, and that the operations of the firm may be restricted if its net capital ratio exceeds 10:1. Computation of net capital and net capital ratios is shown on Schedule 1 of this report.

Joseph A. Don Angelo
Certified Public Accountant
22 Jericho Turnpike
Mineola, New York 11501
516 742 0400 Fax 516 742 7719
e-mail joseph.donangelo@verizon.net

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To C. E. Gaye Sons & Securities, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of C. E. Gaye Sons & Securities, Ltd. (the Company) for the year ended December 31, 2005, we considered its internal, control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by C. E. Gaye Sons Securities, Ltd., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computitions of aggregate indebteness (or net aggregarte debits) and net capital under rule 17a-3(a)(11)and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements, errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as designed above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph A. Deo Arolo

Mineola, New York
February 23, 2006